HARMONY GOLD MINING COMPANY LIMITED

Randfontein Office Park Cnr Main Reef Road and Ward Avenue, Randfontein 1759	PO Box 2, Randfontein, 1760 Johannesburg South Africa	T +27 11 411 2000 F +27 11 411 2070 W www.harmony.co.za	NYSE and NASDAQ trading symbol HMY JSE trading symbol HAR
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
100 F STREET, NE
WASHINGTON, D.C.
20549
24 February 2010
FOR ATTENTION:	MARK WOJCIECHOWSKI STAFF ACCOUNTANT

RE:	Harmony Gold Mining Company Limited Form 20-F for the year ended June 30, 2009 Filed October 26, 2009 Form 20-F/A for the year ended June 30, 2009 Filed November 12, 2009 File No. 1-31545
Dear Sir:
Reference is made to the Staff’s comment letter dated January 29, 2010 in respect of the Harmony Gold Mining Company Limited (the “Company”) Form 20-F for the year ended June 30, 2009. Set forth below in detail is the response to the Staff’s comment, which follows the text of the comment in the Staff letter:
Form 20-F for the Fiscal Year Ended June 30, 2009
Operating and Financial Review and Prospects
Results of Operations
Years Ended June 30, 2009 and 2008
Continuing Operations
Income and Mining Taxes
1.	We note your disclosure that one of the significant reasons for the difference between your effective tax rate and your statutory rate is the difference between the statutory tax rate and the rate used to provide for deferred taxes. We also note your rate reconciliation in Footnote 14 on page F-36 indicates that there were changes in the rate used to provide for deferred taxes. Please tell us how you considered providing additional analysis in your discussion of your effective tax rate to inform investors of the reasons why there were changes in the rate used to provide deferred taxes. See Item 303(a)(3) of Regulation S-K for guidance.

Response: The Company acknowledges the Staff’s comment regarding the disclosure of the reasons for changes in the rate used to provide for deferred taxes, as well as the remarks by the SEC staff at the 2009 AICPA National Conference on Current SEC and PCAOB Developments regarding the importance of the effective tax rate reconciliation. The Company will include additional disclosures in its future filings to ensure that its tax disclosures are transparent — including the reasons for changes in the rate used to provide for deferred taxes.

On a supplemental basis, the Company wishes to advise the Staff that the changes in the rate used to provide for deferred taxes during the fiscal year ended June 30, 2009 relate to its South African operations, where taxable income from gold mining is subject to a formula to determine the taxation expense. The tax rate calculated using the formula is capped to a maximum mining statutory rate of 43% or 34%, depending on whether or not the taxpayer has elected to be exempt from Secondary Taxation on Companies (See Item 5. Results of Operations—Continuing Operations—Income and Mining Taxes). Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being utilised against the mining income of the relevant ring-fenced mine.

In terms of IAS 12, Income Taxes, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Par. 49 of IAS 12 further clarifies that when different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods on which the temporary differences are expected to reverse. At the Company’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based in tax rates and tax laws that have been enacted at the balance sheet date.

The future profitability of each mine, in turn, is determined by reference to the Life-of-Mine (“LoM”) plan for that operation. The LoM plan is based on parameters such as the Company’s long term view of the US$ gold price and the Rand/US$ exchange rate, estimates of future operating profits and costs, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information.

Changes in the rate used to provide for deferred taxes are therefore related to changes in the profitability of the Company’s mines in South Africa — as determined by reference to the LoM plans for those operations. During the fiscal year ended June 30, 2009, the changes in the rate used to provide deferred tax related primarily to the Company’s Randfontein and Evander tax entities, where an increase in costs reduced the overall profitability of the mines. The increase in costs at these operations is discussed in Item 4.

The Company will expand its disclosures in future filings to clarify the reasons for significant changes in the rate used to provide for deferred taxes — including a discussion of, or a reference to, the operations that contributed to such changes.

Engineering Comments
Form 20-F/A for the Fiscal Year Ended June 30, 2009
Nambonga North, Project Status, page 78
2.	In your description of the Nambonga North prospect, you use the term “inferred” in reference to quantity estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove the “inferred resource estimate” from your filing.

Response: The Company acknowledges the Staff’s comment and proposes to remove the reference to “inferred resource estimate” for its Nambonga North prospect from future filings with the SEC.
*     *     *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully
/s/ H Meyer
H Meyer
Chief Financial Officer
cc:	H. Roger Schwall Mark Shannon John Coleman Kevin Dougherty

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